UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Xactly Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98386L 101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98386L 101

1	Name of Reporting Person: Rembrandt Venture Partners II, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only): 20-0282660

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,819,600

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,819,600

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,819,600

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 5.8% (1)

12	Type of Reporting Person (See Instructions): PN

(1)       Based on 31,331,597 shares of the Issuer’s Common Stock outstanding as of November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2016, filed with the Securities and Exchange Commission on December 9, 2016.

CUSIP No. 98386L 101

1	Name of Reporting Person: Rembrandt Venture Partners Fund Two, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only): 26-2687535

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 963,091

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 963,091

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 963,091

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 3.1%(1)

12	Type of Reporting Person (See Instructions): PN

(1)       Based on 31,331,597 shares of the Issuer’s Common Stock outstanding as of November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2016, filed with the Securities and Exchange Commission on December 9, 2016.

CUSIP No. 98386L 101

1	Name of Reporting Person: Rembrandt Venture Partners Fund Two-A, L.P. I.R.S. Identification Nos. of Above Persons (Entities Only): 26-2687565

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,894

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,894

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,894

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 0.0%(1)

12	Type of Reporting Person (See Instructions): PN

(1)       Based on 31,331,597 shares of the Issuer’s Common Stock outstanding as of November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2016, filed with the Securities and Exchange Commission on December 9, 2016.

CUSIP No. 98386L 10 1

1	Name of Reporting Person: Rembrandt Venture Partners II LLC I.R.S. Identification Nos. of Above Persons (Entities Only): 20-0967777

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,819,600

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,819,600

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,819,600

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 5.8%(1)

12	Type of Reporting Person (See Instructions): OO

(1)       Based on 31,331,597 shares of the Issuer’s Common Stock outstanding as of November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2016, filed with the Securities and Exchange Commission on December 9, 2016.

CUSIP No. 98386L 10 1

1	Name of Reporting Person: Rembrandt Venture Partners Fund Two, LLC I.R.S. Identification Nos. of Above Persons (Entities Only): 26-2687511

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 965,985

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 965,985

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 965,985

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 3.1%(1)

12	Type of Reporting Person (See Instructions): OO

(1)       Based on 31,331,597 shares of the Issuer’s Common Stock outstanding as of November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2016, filed with the Securities and Exchange Commission on December 9, 2016.

CUSIP No. 98386L 101

1	Name of Reporting Person: Gerald S. Casilli I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only:

4	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,979,970

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,979,970

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,979,970

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 9.5%(1)

12	Type of Reporting Person (See Instructions): IN

(1)       Based on 31,331,597 shares of the Issuer’s Common Stock outstanding as of November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2016, filed with the Securities and Exchange Commission on December 9, 2016.

CUSIP No. 98386L 101

1	Name of Reporting Person: Douglas Schrier I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only:

4	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,867,383

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,867,383

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,867,383

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 9.2%(1)

12	Type of Reporting Person (See Instructions): IN

(1)       Based on 31,331,597 shares of the Issuer’s Common Stock outstanding as of November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2016, filed with the Securities and Exchange Commission on December 9, 2016.

CUSIP No. 98386L 10 1

1	Name of Reporting Person: Michael Scott Irwin I.R.S. Identification Nos. of Above Persons (Entities Only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3	SEC Use Only:

4	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 974,523

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 974,523

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 974,523

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row (9): 3.1%(1)

12	Type of Reporting Person (See Instructions): IN

(1)       Based on 31,331,597 shares of the Issuer’s Common Stock outstanding as of November 30, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2016, filed with the Securities and Exchange Commission on December 9, 2016.

Item 1
	(a)	Name of Issuer: Xactly Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 300 Park Avenue, Suite 1700 San Jose, California 95110

Item 2
(a)

Names of Persons Filing:
Each of the following is a reporting person (“Reporting Person”):

Rembrandt Venture Partners II, L.P.

Rembrandt Venture Partners Fund Two, L.P.

Rembrandt Venture Partners Fund Two-A, L.P.

Rembrandt Venture Partners II LLC

Rembrandt Venture Partners Fund Two, LLC

Gerald S. Casilli

Douglas Schrier

Michael Scott Irwin

(b)

Address or Principal Business Office or, if none, Residence:
The principal business address of each Reporting Person is:

c/o Rembrandt Venture Partners

600 Montgomery Street, 44th Floor

San Francisco, California 94111

	(c)	Citizenship: Reference is made to the response to item 4 on each of pages 2-9 of this Schedule 13G/A (this “Schedule”), which responses are incorporated herein by reference.
	(d)	Title and Class of Securities: Common Stock, par value $0.0001 per share (the “Common Stock”).
	(e)	CUSIP No.: 98386L 10 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reference is hereby made to the responses to items 5-9 and 11 of pages 2 - 9 of this Schedule, which responses are incorporated by reference herein.

Ownership by the Reporting Persons is as follows:

(i)            Rembrandt Venture Partners II, L.P. (“RVP II”) is the record holder of 1,819,600 shares of Common Stock. Messrs. Casilli and Schrier, as the managing members of Rembrandt Venture Partners II LLC, the general partner of RVP II, share voting and dispositive power with respect to the shares held by RVP II.

(ii)           Rembrandt Venture Partners Fund Two, L.P. (“RVPF 2”) is the record holder of 963,091 shares of Common Stock. Messrs. Casilli, Schrier and Irwin, as the managing members of Rembrandt Venture Partners Fund Two LLC, the general partner of RVPF 2, share voting and dispositive power with respect to the shares held by RVPF 2.

(iii)          Rembrandt Venture Partners Fund Two-A, L.P. (“RVPF 2-A”) is the record holder of 2,894 shares of Common Stock. Messrs. Casilli, Schrier and Irwin, as the managing members of Rembrandt Venture Partners Fund Two LLC, the general partner of RVPF 2-A, share voting and dispositive power with respect to the shares held by RVPF 2-A.

In addition, Mr. Casilli beneficially owns 127,761 shares of Common Stock held of record by the Casilli Family Holdings, L.P., for which he serves as a partner, 52,065 shares of Common Stock held of record by Casilli Investment Partners for which Mr. Casilli serves as a partner; and 14,559 shares of Common Stock held of record by the Casilli Revocable Trust for which Mr. Casilli serves as a trustee. Mr. Irwin is the record holder of 8,538 shares of Common Stock. Mr. Schrier is the record holder of 81,798 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2017	REMBRANDT VENTURE PARTNERS II, L.P.
By: Rembrandt Venture Partners II LLC
Its: General Partner

	By:	/s/ Gerald S. Casilli
	Name:	Gerald S. Casilli
	Title:	Managing Member

REMBRANDT VENTURE PARTNERS FUND TWO, L.P.

By: Rembrandt Venture Partners Fund Two, LLC
Its: General Partner

	By:	/s/ Gerald S. Casilli
	Name:	Gerald S. Casilli
	Title:	Managing Member

REMBRANDT VENTURE PARTNERS FUND TWO-A, L.P.

By: Rembrandt Venture Partners Fund Two, LLC
Its: General Partner

	By:	/s/ Gerald S. Casilli
	Name:	Gerald S. Casilli
	Title:	Managing Member

REMBRANDT VENTURE PARTNERS II LLC

	By:	/s/ Gerald S. Casilli
	Name:	Gerald S. Casilli
	Title:	Managing Member

REMBRANDT VENTURE PARTNERS FUND TWO, LLC

	By:	/s/ Gerald S. Casilli
	Name:	Gerald S. Casilli
	Title:	Managing Member

/s/ Gerald S. Casilli
Gerald S. Casilli

/s/ Douglas Schrier
Douglas Schrier

/s/ Michael Scott Irwin
Michael Scott Irwin